Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Aimmune Therapeutics, Inc.:

We consent to the use of our reports with respect to the consolidated balance sheets of Aimmune Therapeutics, Inc. and subsidiaries as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2019, incorporated by reference herein.

Our report refers to a change in the method of accounting for leases due to the adoption of Accounting Standards Codification Topic 842, Leases.

/s/ KPMG LLP

San Francisco, California
February 27, 2020